Public
SOXX

AB



03051047

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JUN 09 2003

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackLake Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Maiden Lane Ste 505
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

PROCESSED
JUN 20 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wesley Bennett 212-402-4220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahn Boyd Levychin, LLP
(Name — *if individual, state last, first, middle name*)

99 Wall Street 10th Floor (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Public

BLACKLAKE SECURITIES CORPORATION
BALANCE SHEET
MARCH 31, 2003

Liabilities and Stockholder's Deficit

Current liabilities		
Loan payable *(Note 2)*	$	65,250
Income taxes payable		910
Total current liabilities		**66,160**
Total liabilities		**66,160**
Stockholder's deficit		
Common stock *(5,000,000 shares $.001 par value authorized, 0 shares issued and outstanding)*		
Additional paid-in capital		61,975
Accumulated deficit		(1,382)
Total stockholder's deficit		**60,593**
Total liabilities and stockholder's deficit	**$**	**126,753**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Public

BLACKLAKE SECURITIES CORPORATION
BALANCE SHEET
MARCH 31, 2003

Assets

Current assets		
Cash	$	61,220
Accounts receivable		3,533
Total current assets		**64,753**
Other assets		
Clearing deposit		12,000
Loan receivable *(Note 1)*		50,000
Total other assets		**62,000**
Total assets	**$**	**126,753**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Public

OATH OR AFFIRMATION

I, W. Bennett swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackLake Securities Corporation, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Nexus Trading

BlackLake, LLC

BL2 Partners, LLC

State of NY
County of NY
Sworn before me this
6th day of June 2003


LILY CHIU
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CH6010578
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2006

Notary Public

W. Bennett
Signature

Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*